UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

TITAN INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title and Class of Securities)

88830M102

(CUSIP Number)

ONE EQUITY PARTNERS LLC

320 Park Avenue

18th Floor

New York, NY 10022

Attention: Erin E. Quinn

(212) 277-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies to:

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

Attention: Carmen J. Romano, Esq.

(215) 994-4000

October 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 745769109	Page 2 of 26

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One Equity Partners LLC IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

CUSIP NO. 745769109	Page 3 of 26

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO — Limited Liability Company

SCHEDULE 13D

CUSIP NO. 745769109	Page 4 of 26

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OEP Co-Investors LLC IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

CUSIP NO. 745769109	Page 5 of 26

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO — Limited Liability Company

SCHEDULE 13D

CUSIP NO. 745769109	Page 6 of 26

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OEP Holding Corporation IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

CUSIP NO. 745769109	Page 7 of 26

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

SCHEDULE 13D

CUSIP NO. 745769109	Page 8 of 26

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bank One Investment Corporation IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

CUSIP NO. 745769109	Page 9 of 26

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP NO. 745769109	Page 10 of 26

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JP Morgan Capital Corporation IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

CUSIP NO. 745769109	Page 11 of 26

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP NO. 745769109	Page 12 of 26

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banc One Financial LLC IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

CUSIP NO. 745769109	Page 13 of 26

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO — Limited Liability Company

SCHEDULE 13D

CUSIP NO. 745769109	Page 14 of 26

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMorgan Chase & Co. IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

CUSIP NO. 745769109	Page 15 of 26

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP NO. 745769109	Page 16 of 26

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Cashin Jr. IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 113,429
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 113,429
10 SHARED DISPOSITIVE POWER 0

CUSIP NO. 745769109	Page 17 of 26

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 745769109	Page 18 of 26

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maurice M. Taylor Jr. IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 809,076
8 SHARED VOTING POWER 1,004,300
9 SOLE DISPOSITIVE POWER 809,076
10 SHARED DISPOSITIVE POWER 1,004,300

CUSIP NO. 745769109	Page 19 of 26

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,813,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

This Statement on Schedule 13D relates to the common stock, no par value per share (the “Common Stock”) of Titan International, Inc., an Illinois corporation (the “Company”).

Item 1.	SECURITY AND ISSUER

This Statement relates to the Company’s Common Stock. The address of the principal executive offices of the Company is:

2701 Spruce Street

Quincy, IL 62301

Item 2.	IDENTITY AND BACKGROUND

(a) – (c), (f) Name, Address, Principal Business, Citizenship

This Schedule 13D is filed by the following Reporting Persons:

Reporting Persons	Principal Business	Address of Principal Office

One Equity Partners LLC	To make private equity investments on behalf of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

OEP Co-Investors LLC	To hold and manage investments for certain employees of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

OEP Holding Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity investments.	320 Park Avenue, 18th Floor New York, New York 10022

Bank One Investment Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity investments.	1 Bank One Plaza Chicago, IL 60670

JPMorgan Capital Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity, structured finance and other investments.	1 Bank One Plaza Chicago, IL 60670

Banc One Financial LLC	To act as a holding company for JPMorgan Chase & Co. in making private equity, structured finance and other investments.	1 Bank One Plaza Chicago, IL 60670

JPMorgan Chase & Co.	To provide general financial services.	270 Park Avenue New York, New York 10017

Reporting Persons	Business Address

Richard M. Cashin Jr.	320 Park Avenue, 18th Floor New York, New York 10022

Maurice M. Taylor Jr.	2701 Spruce Street Quincy, IL 62301

OEP Holding Corporation (“OEP Holding”) controls the managing members of One Equity Partners, LLC (“OEP”) and OEP Co-Investors LLC (“OEP Co-Investors”); Bank One Investment Corporation (“BOI”) owns all of the outstanding capital stock of OEP Holding; JPMorgan Capital Corporation (“JPM CC”) owns all of the outstanding capital stock of BOI; Bank One Financial LLC (“BOF LLC”) owns all of the outstanding capital stock of JPM CC; and JPMorgan Chase & Co. (“JPMC”) owns all of the outstanding stock of BOF LLC. OEP Holding, OEP, OEP Co-Investors, BOI, JPM CC, BOF LLC and JPMC are organized in Delaware. Information concerning the executive officers and directors of OEP Holding, OEP, OEP Co-Investors, BOI, JPM CC, BOF LLC and JPMC, including their principal occupations and beneficial ownership, is provided in Annex I to this Schedule 13D.

Richard M Cashin Jr. is the managing partner of OEP and a director of the Company. Maurice M. Taylor Jr. is chief executive officer and chairman of the board of directors of the Company. Mr. Cashin and Mr. Taylor are citizens of the United States.

The reporting persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each of the aforementioned reporting persons has entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Information in this Schedule 13D with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person.

(d) –	(e) Legal Proceedings

Except as noted below, during the last five years, none of the Reporting Persons or the executive officers and directors of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Securities and Exchange Commission (“SEC”) alleged that during the period of December 1997 to September 2001, JPMC aided and abetted Enron Corp.’s violation of the antifraud provisions of the Federal Securities Laws, Section 10(b) of the Securities Exchange Act of 1934 and Exchange Act Rule 10b-5. The complaint alleged that Enron Corp. manipulated its reported financial results through a series of commodity derivatives transactions known as prepays which were entered into with JPMC. On July 28, 2003, JPMC consented, without admitting or denying the allegations of the complaint, to the entry by the United States District Court for the Southern District of Texas of a final judgment: (1) enjoining JPMC, its agents, servants, employees, attorneys, assigns and all persons in active concert or participation with them who receive actual notice of the final judgment by personal service or otherwise from violating, directly or indirectly, Section 10(b) of the Exchange Act and Rule 10b 5 promulgated thereunder; and (2) ordering JPMC to pay a total of $135,000,000: $65,000,000 representing disgorgement, prejudgment interest thereon in the amount of $5,000,000, and a civil penalty of $65,000,000 pursuant to Section 21(d) of the Exchange Act. No portion of the penalty was waived. JPMC made payment of $135,000,000 on July 28, 2003.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock owned by each of Mr. Cashin and Mr. Taylor were acquired with personal funds. In accordance with Rule 13d-1(a) of the Exchange Act, the Reporting Persons are now filing this Schedule 13D not because of additional purchases of Common Stock but because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 4.	PURPOSE OF TRANSACTION

Each of Mr. Cashin and Mr. Taylor acquired the Common Stock for investment purposes.

On October 11, 2005, OEP delivered a letter (the “Proposal Letter”) to the Company in which OEP indicated its interest in acquiring the Company in a cash merger for $18.00 per share of Common Stock (“the Proposed Transaction”). The Proposal Letter provides that select management team members of the Company may be invited to participate in the Proposed Transaction by rolling over all or a portion of their current shares of Common Stock into an acquisition entity controlled by OEP. A copy of the Proposal Letter is attached as Exhibit 2.

Mr. Cashin, one of the Company’s directors and the managing partner of OEP, and Mr. Taylor, the chief executive officer and chairman of the board of directors of the Company, are expected to participate in the acquiring entity and roll all or a portion of their shares of Common Stock into the acquiring entity. Mr. Mitchell I. Quain and Mr. Anthony L. Soave, also directors of the Company, may also participate in the acquiring entity and roll all or a portion of their shares of Common Stock into the acquiring entity.

The Proposal Letter provides that OEP intends to obtain the required financing for the transaction through debt and equity financing arrangements. These arrangements have not been finalized and the financiers referred to in the Proposal Letter have not committed to provide financing for the Proposed Transaction.

The Proposed Transaction is subject to certain conditions, including: (i) approval by the board of directors of the Company and stockholders, (ii) receipt of any material governmental and third party approvals, (iii) receipt of the necessary financing for the transaction on terms satisfactory to OEP, (iv) the negotiation and execution of definitive agreements providing for the merger, and (v) satisfactory results of due diligence.

Except as set forth above, the Reporting Persons do not have plans or proposals which relate to or would result in any of the actions described in Item 4(a) – (j) of Schedule 13D. However, as part of the ongoing evaluation of this potential acquisition and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Company, stockholders of the Company or other third parties regarding such matters. Accordingly, OEP and its affiliates reserve the right to change their plans and intentions at any time, as they deem appropriate, and may or may not submit a new or revised proposal with respect to the Company and may terminate, modify or withdraw the proposal contained in the Proposal Letter.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a through b)

As of the date of filing, no reporting person may be deemed to beneficially own any other shares of Common Stock except as may be set forth below.

Mr. Cashin directly owns 113,429 shares of Common Stock (including 64,000 shares issuable upon exercise of presently-exercisable stock options or options exercisable within the next 60 days). Mr. Cashin has sole voting and dispositive power of the shares.

Mr. Taylor beneficially owns 1,813,376 shares of Common Stock (including 229,010 shares issuable upon exercise of presently-exercisable stock options or options exercisable within the next 60 days), which includes 954,300 shares directly held jointly by Mr. Taylor and his wife as to which they share voting and dispositive power, 809,076 shares directly held by Mr. Taylor as to which he has sole voting and dispositive power, and 50,000 shares held by the Maurice and Michelle Taylor Foundation (which is a charitable/educational foundation) with which Mr. Taylor shares voting and dispositive power.

All reporting persons may be deemed to have acquired beneficial ownership of the shares owned by Mr. Taylor and Mr. Cashin as set forth above as the result of the formation of a group within the meaning of Section 13(d)(3) of the Exchange Act. However, each Reporting Person disclaims beneficial ownership of shares of Common Stock except, in the case of Mr. Cashin, the shares reported above in the second paragraph of this Item 5 and in the case of Mr. Taylor, the shares reported above in the third paragraph of this Item 5.

Except as disclosed in Annex I (or herein with respect to Mr. Cashin), none of the executive officers and directors of OEP Holding, OEP, OEP Co-Investors, BOI, JPM CC, BOF LLC and JPMC beneficially owns shares of Common Stock.

(c) Transactions during the past sixty days

Mr. Taylor exercised an option granted under the Company’s stock incentive plan to purchase 54,000 shares of Common Stock at a price of $11.11 per share on August 29, 2005.

(d) Right to receive dividends or proceeds

Not applicable.

(e) Beneficial ownership of less than five percent

Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Company has granted Mr. Cashin options to purchase 64,000 shares of Common Stock. The Company has granted Mr. Taylor options to purchase 304,825 shares of Common Stock.

The information set forth in Item 4 is hereby incorporated herein by reference. Except as described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any other person with respect to any securities of the Company.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	EXHIBIT NAME

(1)	Joint Filing Agreement by OEP Holding, OEP Co-Investors, OEP, BOI, JPM CC, BOF LLC, JPMC, Richard M. Cashin Jr. and Maurice M. Taylor Jr.

(2)	Letter, dated October 11, 2005 from OEP to the Company, with respect to the Proposed Transaction.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2005	ONE EQUITY PARTNERS LLC

	By:	/s/ RICHARD M. CASHIN, JR.
	Name:	Richard M. Cashin, Jr.
	Title:	President

Dated: October 21, 2005	OEP CO-INVESTORS LLC

	By:	/s/ BRIAN A. BESSEY
	Name:	Brian A. Bessey
	Title:	President

Dated: October 21, 2005	OEP HOLDING CORPORATION

	By:	/s/ RICHARD M. CASHIN, JR.
	Name:	Richard M. Cashin, Jr.
	Title:	President

Dated: October 21, 2005	BANK ONE INVESTMENT CORPORATION

	By:	/s/ RICHARD M. CASHIN, JR.
	Name:	Richard M. Cashin, Jr.
	Title:	Chairman and President

Dated: October 21, 2005	JP MORGAN CAPITAL CORPORATION

	By:	/S/ JAMES C. BERRY
	Name:	James C. Berry
	Title:	Assistant Secretary

Dated: October 21, 2005	BANC ONE FINANCIAL LLC

	By:	/S/ JAMES C. BERRY
	Name:	James C. Berry
	Title:	Secretary

Dated: October 21, 2005	JPMORGAN CHASE & CO.

	By:	/s/ JAMES C. BERRY
	Name:	James C. Berry
	Title:	Assistant General Counsel and Assistant Corporate Secretary

Dated: October 21, 2005	/S/ RICHARD M. CASHIN, JR.
Richard M. Cashin, Jr.

Dated: October 21, 2005	/S/ MAURICE M. TAYLOR, JR.
Maurice M. Taylor, Jr.

ANNEX I

One Equity Partners LLC

Name	Principal Occupation or Employment
Executive Officers
Richard M. Cashin, Jr.	President
Erin Quinn	Chief Financial Officer and Treasurer
James S. Rubin	Vice President
Daniel J. Selmonosky	Vice President
Richard W. Smith	Vice President
Theodora Stojka	Vice President
Judah Shechter	Vice President and Secretary

The business address for One Equity’s executive officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

OEP Co-Investors LLC

Name	Principal Occupation or Employment
Executive Officers
Brian A. Bessey	President
Erin Quinn	Chief Financial Officer
Theodora Stojka	Vice President & Treasurer
Judah Shechter	Secretary

The business address for OEP Co-Investors’ executive officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

OEP Holding Corporation

Name	Principal Occupation or Employment and Address	Name, Business and Address Where Employed
Directors
Richard M. Cashin, Jr.	President	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Richard W. Smith	Vice President, One Equity partners, LLC	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Executive Directors
Richard M. Cashin, Jr.	President
Erin Quinn	Chief Financial Officer and Treasurer
James S. Rubin	Vice President
Daniel J. Selmonosky	Vice President
Theodora Stojka	Vice President
Adam Mukamal	First Vice President
Judah Shechter	Secretary

The business address for OEP Holding’s executive officers is 320 Park Avenue, 18th Floor, New York, NY 10022.

Bank One Investment Corporation

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Richard M. Cashin, Jr.	President & Chairman of the Board	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Richard W. Smith	Vice President, One Equity Partners LLC	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Executive Officers
Richard M. Cashin, Jr.	President and Chairman of the Board
Judah Shechter	Secretary
Erin Quinn	Treasurer and Senior Vice President
Constance T. Teska	Senior Vice President
Brian Bessey	Senior Vice President
Richard W. Smith	Senior Vice President
Daniel J. Selmonosky	Managing Director
Adam Mukamal	First Vice President
Lisa C. Martin	Vice President
James S. Rubin	Vice President
Theodora Stojka	Vice President

The business address for Bank One Investment’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

JPMorgan Capital Corporation

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Francisco J. Pereiro	Chairman of the Board	JPMorgan Capital Corporation 10 South Dearborn Chicago, IL 60603
John M. Buley	Director	JPMorgan Capital Corporation 120 S La Salle Street, Floor 2 Chicago, IL 60603
Mary Kay Lorenz	Director	JPMorgan Capital Corporation 10 South Dearborn Chicago, IL 60603
Richard S. Mazzella	Director	JPMorgan Capital Corporation 277 Park Avenue, Floor 31 New York, NY 10017

Executive Officers
Francisco J. Pereiro	President
Constance T. Teska	Senior Vice President

Scott H. Bryant	Managing Director
Mit C. Buchanan	Managing Director
John M. Buley	Managing Director
Kelly A. Chesney	Managing Director
John M. Eber	Managing Director
James N. Eligator	Managing Director
Paul A. Gargula	Managing Director
William P. Kusack, Jr.	Managing Director
Mary Kay Lorenz	Managing Director and Chief Financial Officer
Claudia J. Machaver	Managing Director
Patrick J. McCarthy	Managing Director
Jean F. Nagatani	Managing Director
Patrick J. Nash	Managing Director
Aloysius T. Stonitsch	Managing Director

Darric A. Brambora	First Vice President
Richard S. Crowley	First Vice President
Michael R. Harris	First Vice President
Nancy N. Snyder	First Vice President
Cathy R. Williams	First Vice President

Patricia M. Borkowski	Vice President
Allison R. Cormican	Vice President
Robert M. Grimm	Vice President
Kari K. Haanstad	Vice President
Michelle L. Jones	Vice President
Lisa C. Martin	Vice President
Lesa M. Kubo	Vice President
Gina I. Orlando	Vice President
Susan M. Parsons	Vice President
Jeffrey S. Steenwyk	Vice President
Theodora M. Stojka	Vice President
James P. Williamson	Vice President
Michelle Worth	Vice President

Moira L. Miller	Treasurer

Robert A. Long, Jr.	Secretary

The business address for JPMorgan Capital’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

Banc One Financial LLC

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Michael J. Cavanagh	Chief Financial Officer, JPMorgan Chase & Co.	JPMorgan Chase & Co. 270 Park Ave. New York, NY 10017
Mark I. Kleinman	Senior Vice President, JPMorgan Chase & Co.	JPMorgan Chase & Co. 270 Park Ave. New York, NY 10017
Executive Officers
Mark I. Kleinman	President
Robin A. Aryres	Vice President
Lisa J. Fitzgerald	Vice President
Louis M. Morrell	Vice President
Elias E. Olmeta	Vice President
John J. Hyland	Vice President and Treasurer
James C.P. Barry	Secretary

The business address for Bank One Financial’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

JPMorgan Chase & Co.

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Hans W. Becherer	Retired Chairman and Chief Executive Officer Deere & Company	One John Deere Place Moline, IL 61265
John H. Biggs	Former Chairman and Chief Executive Officer Teachers Insurance and Annuity Association – College Retirement Equities Fund (TIAA-CREF)	TIAA-CREF PO Box 1259 Charlotte, NC 28201
Lawrence A. Bossidy	Retired Chairman Honeywell International Inc.	Honeywell International Inc. 101 Columbia Road Morristown, NJ 07962
Stephen B. Burke	President Comcast Cable Communication, Inc.	Comcast Cable Communication, Inc. 1500 Market Philadelphia, PA 19102

James S. Crown	President Henry Crown and Company	Henry Crown and Company 222 N. LaSalle Street, Suite 2000 Chicago, IL 60601
James Dimon	President and Chief Operating Officer	270 Park Avenue New York, NY 10017
Ellen V. Futter	President and Trustee American Museum of Natural History	American Museum of Natural History Central Park West at 79th Street New York, NY 10024-5192
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF	8260 Willow Oaks Corporate Drive PO Box 10444 Fairfax, VA 22031-8044
William B. Harrison, Jr.	JPMorgan Chase & Co. Chairman and Chief Executive Officer	270 Park Avenue New York, NY 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc.	Clear Creek Properties, Inc. 2365 Harrodsburg Rd. Suite B230 Lexington, KY 40504
John W. Kessler	Owner John W. Kessler Company	The New Albany Company 220 Market Street, Suite 200 New Albany, OH 43054
Robert I. Lipp	Executive Chairman of the Board The St. Paul Travelers Companies, Inc.	The St. Paul Travelers Companies, Inc. 385 Washington Street St. Paul, MN 55102
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation	Masco Corporation 21001 Van Born Road Taylor, MI 48180
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc.	Yum! Brands, Inc. 1441 Gardiner Lane Louisville, KY 40213
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation	5959 Las Colinas Boulevard Irving, TX 75039-2298
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson
Executive Officers
William B. Harrison, Jr.	Chairman of the Board and Chief Executive Officer
James Dimon	President and Chief Operating Officer
Austin A. Adams	Chief Information Officer

Steven D. Black	Co-Chief Executive Officer, Investment Bank
William I. Campbell	Chairman, Card Services
Michael J. Cavanagh	Chief Financial Officer
John J. Farrell	Director of Human Resources, Head of Security
Joan Guggenheimer	Co-General Counsel
Frederick W. Hill	Director Corporate Marketing and Communications
Samuel Todd Maclin	Head, Commercial Banking
Jay Mandelbaum	Head, Strategy and Business Development

William H. McDavid	Co-General Counsel
Heidi Miller	Chief Executive Officer, Treasury & Securities Services
Charles W. Scharf	Head, Retail Financial Services
Richard J. Srednicki	Chief Executive Officer, Card Services
James E. Staley	Global Head, Asset & Wealth Management
Don M. Wilson III	Chief Risk Officer
William T. Winters	Co-Chief Executive Officer, Investment Bank

The business address for JPMorgan Chase’s executive officers is 270 Park Avenue, New York, NY 10017.